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                             April 26, 2021

       Rhett Bennett
       Chief Executive Officer
       Black Mountain Acquisition Corp.
       425 Houston Street, Suite 400
       Fort Worth, Texas 76102

                                                        Re: Black Mountain
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed March 30,
2021

       Dear Mr. Bennett:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed March 30, 2021

       Summary
       The Offering, page 10

   1. On page 15 you state that your initial business combination would require the approval of
                                                        37.5% of the public
shares sold in this offering (assuming all outstanding shares are voted and assuming the
over-allotment option is not exercised). Please balance this disclosure to state the amount of
public shares required to vote in favor of the transaction assuming only the minimum number
of shares representing a quorum are voted and the over-
                                                        allotment option is not
exercised.
 Rhett Bennett
Black Mountain Acquisition Corp.
April 26, 2021
Page 2
Conflicts of Interest, page 112

2. You state that your amended and restated certificate of incorporation will provide that the
         "doctrine of corporate opportunity" will not apply with respect to your officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. You previously state that, in general, officers and directors of a corporation incorporated under the laws of the State of
         Delaware are required to present business opportunities to a corporation if certain criteria are met. Please revise to clarify if the preceding disclosure is the "doctrine of corporate opportunity." Please also clarify in the summary and risk factor sections that your certificate of incorporation will waive protections provided under Delaware law, intended to protect the company and stockholders in the event your officers or directors face conflicts of interest.
        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters. Please contact Kim McManus at 202-551-3215 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameRhett Bennett                                Sincerely,
Comapany NameBlack Mountain Acquisition Corp.
                                                               Division of
Corporation Finance
April 26, 2021 Page 2                                          Office of Real
Estate & Construction
FirstName LastName